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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

TSX-V:RFM	Suite 700 - 700 West Pender St. Vancouver, B.C. Canada V6C 1G8 T: (604)669-6660 F: (604)669-0898 E-mail: info@rimfire.bc.ca Web Site: www.rimfireminerals.com Contact: David Caulfield or Jason Weber

Rimfire appoints new President and CEO

PR07-28

Vancouver, BC – December 4, 2007:  David Caulfield, in-coming Chairman of the Board of Directors is pleased to announce the appointment of Jason Weber, P.Geo., as the new President and CEO, and Director of Rimfire Minerals Corporation. David has assumed the role of Chairman and Director of Business Development with responsibility for identifying new exploration opportunities for the company.

“We’ve come a long way from a small start-up in 1999,” commented Mr. Caulfield. “I am very excited to be able to have Jason step into the leadership role. In turn, I can re-focus on what I love best about this business – identifying new exploration opportunities, developing business partnerships to further our exploration projects and pursuing the discovery of precious metal deposits.”

“Jason has been a key member of our team since 1999. He is an experienced geologist with business savvy, has tremendous communications skills and is respected by his peers, our shareholders and the investment community,” explained Mr. Caulfield. “The Board feels that Jason’s youthful energy, enthusiasm and leadership skills are important elements in the future growth of our company.”

As Manager, Corporate Communications, Jason was responsible for the development and implementation of Rimfire’s marketing and investor relations strategies and played a large role in the strategic vision of the company.

“The current commodity boom has created an unprecedented demand for new grassroots mineral exploration and discoveries,” said Mr. Weber. “Rimfire, with its experienced but youthful technical team is well positioned to continue to meet this demand. Our geoscience expertise, business model and capacity to advance multiple exploration projects give us a great competitive advantage that we will be working hard to maximize in the years ahead.”

Since 1999, Rimfire has grown from two active projects and approximately $1.2 million in exploration annually to 12 projects with greater than $10 million in exploration exposure in 2007. A large part of this growth is due to David Caulfield’s success as President and CEO in cementing innovative partnerships with some of the world’s largest gold producers, mid-tier producers and junior exploration companies. Mr. Caulfield’s new management role within Rimfire will be to focus on these partnerships and the opportunities that can be generated from them.

The Board of Directors would like to thank Henry Awmack for his service to the company as its Chairman. As a co-founder of Rimfire, Mr. Awmack has played an integral role in guiding the company and his contribution as Lead Director will continue to bring value to the company and its shareholders.

About Rimfire

Rimfire Minerals Corporation is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in western North America. Rimfire is partnered with Northgate Minerals Corporation, Fronteer Development Group, Rubicon Minerals Corporation, Cangold Limited, American Creek Resources Ltd., Island Arc Exploration Corporation, Arcus Development Group Inc. and BWG.

On behalf of Rimfire Minerals Corporation

“David A. Caulfield”

David A. Caulfield, Chairman

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

December 1, 2007

Item 3

Press Release:

Date

Place of Issue

December 4, 2007

Vancouver BC

Item 4

Summary of Material Change:

Rimfire Minerals Corporation has appointed Jason Weber, P.Geo as President and CEO. David Caulfield has assumed the role of Chairman and Director of Business Development with responsibility for identifying new exploration opportunities for the company.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation has appointed Jason Weber, P.Geo as President and CEO and a Director of the Company. David Caulfield has assumed the role of Chairman and Director of Business Development with responsibility for identifying new exploration opportunities for the company.

Jason has been a key member of the team since 1999. As Manager, Corporate Communications, Jason was responsible for the development and implementation of Rimfire’s marketing and investor relations strategies and played a large role in the strategic vision of the company. Mr. Caulfield’s new management role within Rimfire will be to focus on cementing innovative partnerships with some of the world’s largest gold producers, mid-tier producers and junior exploration companies and the opportunities that can be generated from them.

The Board of Directors would like to thank Henry Awmack for his service to the company as its Chairman. As a co-founder of Rimfire, Mr. Awmack has played an integral role in guiding the company and his contribution as Lead Director will continue to bring value to the company and its shareholders.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason A. Weber, President

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Email: jasonw@rimfire.bc.ca

Dorothy Miller, Chief Financial Officer

700-700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 4th day of December, 2007.

RIMFIRE MINERALS CORPORATION

“Dorothy G. Miller”

Dorothy G. Miller, C.G.A.

 Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: December 4, 2007	By: “Dorothy G. Miller”

Dorothy G. Miller, Chief Financial Officer